On October 1, 2015, Calvert Global Equity Income Fund and Calvert Global Value Fund (each a Fund) each adopted a new investment policy to invest at least 40% of Fund assets in foreign securities. Prior to October 1, 2015, each Fund was not permitted to invest more than 25% of its net assets in foreign securities.